UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A [Rule 13d-102]

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Communication Intelligence Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

20338K106

(CUSIP Number)

Andrea Goren	Jonathan J. Russo, Esq.
Phoenix Venture Fund LLC	Pillsbury Winthrop Shaw Pittman LLP
110 East 59th Street, Suite 1901	1540 Broadway
New York, New York 10022	New York, New York 10036
(212) 759-1909	(212) 858-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20338K106

1.	Names of Reporting Persons Phoenix Venture Fund LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,916,166

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 150,916,166

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,916,166

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 20338K106

1.	Names of Reporting Persons SG Phoenix Ventures LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 150,916,166 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 150,916,166 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,916,166

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.1%

14.	Type of Reporting Person (See Instructions) OO

(1)                Owned directly by Phoenix Venture Fund LLC (“Phoenix”).  SG Phoenix Ventures LLC (“SGPV”) is the managing member of Phoenix.

CUSIP No. 20338K106

1.	Names of Reporting Persons Philip S. Sassower

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 157,733,009 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 157,733,009 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 157,733,009

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6%

14.	Type of Reporting Person (See Instructions) IN

(2)                Includes 150,916,166 shares owned directly by Phoenix and 6,816,843 shares beneficially owned directly by SG Phoenix LLC (“SG Phoenix”).  Mr. Sassower is the co-manager of SGPV, the managing member of Phoenix.  Mr. Sassower and Mr. Goren have voting and dispositive power over SG Phoenix.  Mr. Sassower disclaims any beneficial ownership of the securities owned by Phoenix and SG Phoenix, except to the extent of his pecuniary interest, if any, in such securities.

CUSIP No. 20338K106

1.	Names of Reporting Persons Andrea Goren

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 353,967 (3)

	8.	Shared Voting Power 157,733,009 (4)

	9.	Sole Dispositive Power 353,967 (3)

	10.	Shared Dispositive Power 157,733,009 (4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 158,086,976

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6%

14.	Type of Reporting Person (See Instructions) IN

(3)                Includes 19,000 shares owned directly by Mr. Goren and 334,967 shares beneficially owned directly by Andax LLC. Mr. Goren is the managing member of Andax LLC.

(4)                Includes 150,916,166 shares owned directly by Phoenix and 6,816,843 shares beneficially owned directly by SG Phoenix.  Mr. Goren is the co-manager of SGPV, the managing member of Phoenix.  Mr. Goren and Mr. Sassower have voting and dispositive power over SG Phoenix.  Mr. Goren disclaims any beneficial ownership of the securities owned by Phoenix and SG Phoenix, except to the extent of his pecuniary interest, if any, in such securities.

This Amendment No. 3 (the “Statement”) filed by Phoenix, SGPV, Philip S. Sassower and Andrea Goren (the “Reporting Persons”), amends and supplements Items 3, 4, 6 and 7 and amends and restates Item 5 of Schedule 13D originally filed by the Reporting Persons on October 15, 2007 and amended by Amendment No. 1 on June 17, 2008 and further amended by Amendment No. 2 on May 28, 2009.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented to include the following:

On June 21, 2010, Communication Intelligence Corp. (the “Issuer”) entered into a series of agreements with Phoenix, another principal stockholder and other parties. Pursuant to an exchange agreement, dated June 21, 2010, the Issuer and Phoenix and the other holders of the Issuer’s outstanding senior secured indebtedness (collectively, the “Lenders”) agreed, subject to the terms thereof, that upon the consummation of the Recapitalization (as defined below), the Lenders would exchange all of the Issuer’s outstanding senior secured indebtedness, which was in the aggregate principal amount of approximately $6.6 million at the time of closing, into shares of Series B Participating Convertible Preferred Stock of the Issuer, par value $0.01 per share (the “Series B Preferred Stock”) at an exchange price of $1.00 per share (the “Recapitalization”). The Series B Preferred Stock issued in connection with the Recapitalization is convertible at any time, at the holder’s election, into shares of Common Stock at a conversion price of $0.06 per share, subject to adjustment for stock dividends, splits, combinations and similar events. The Recapitalization was consummated on August 5, 2010 and Phoenix received 4,105,042 shares of Series B Preferred Stock in connection with the consummation.

Also, on June 21, 2010, the Issuer entered into a purchase agreement (the “Series B Purchase Agreement”) with Phoenix and other investors (collectively, the “Investors”). Pursuant to the Series B Purchase Agreement, the Issuer and the Investors agreed, subject to the terms thereof, that the Issuer would issue and sell and the Investors would purchase for cash in a private placement up to 1,440,000 additional shares of Series B Preferred Stock at a purchase price of $1.00 per share (the “Offering”). The Series B Preferred Stock issued in connection with the Offering is convertible into Common Stock at an initial conversion price of $0.06 per share. The Offering was consummated on August 5, 2010 and Phoenix purchased 600,000 shares of Series B Preferred Stock in connection with the consummation.

SG Phoenix LLC, an affiliate of Phoenix (“SG Phoenix”), received a three-year warrant to purchase 4,024,414 shares of the Issuer’s Common Stock at an exercise price of $0.06 per share as part of the compensation it received for providing administrative services in connection with the Recapitalization and the Offering. SG Phoenix is an affiliate of Phoenix. Philip S. Sassower and Andrea Goren are the members of SG Phoenix.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented to include the following:

See Item 3, which is hereby incorporated by reference, for a discussion of how the equity securities of the Issuer to which this Statement relates were acquired.

In connection with the closing of the Recapitalization and Offering, Mr. Guido DiGregorio resigned on August 5, 2010 as a member of the Issuer’s board of directors, as Chairman of the Board, and as Chief Executive Officer. In connection with the closing of the Recapitalization and Offering, Mr. Louis Panetta also resigned on August 5, 2010 as a member of the Issuer’s board of directors.

In connection with the closing of the Recapitalization and Offering (and as a condition to the closing of the Recapitalization and Offering), members of the Issuer’s board of directors appointed Mr. Sassower, Mr. Goren, and Mr. Francis Elenio to the Issuer’s board of directors as of August 5, 2010, filling one already existing vacancy and the two vacancies created by the departures of Mr. DiGregorio and Mr. Panetta from the board of directors. In addition, Mr. Sassower was appointed as the Issuer’s Chief Executive Officer and Chairman of the Board of directors on August 5, 2010, filling the vacancies created by Mr. DiGregorio’s resignation from such positions.  Mr. Sassower was Chairman of the Board of the Issuer from 1998 to 2002 and was Co-Chief Executive Officer of the Issuer from 1997 to 1998.

Under the terms of an investor rights agreement, dated August 5, 2010, by and between the Issuer, Phoenix, Michael Engmann and other stockholders, for so long as 20% of the shares of Series B Preferred Stock issued in the Recapitalization and the Offering remain outstanding, the Issuer’s board of directors is required to consist of five directors, Phoenix has the right to nominate two directors, and holders of a majority of the outstanding shares of Series B Preferred Stock have the right to nominate one other director, who will be an independent director.  The remaining two directors are nominated by the board of directors of the Issuer and elected by a majority of the stockholders of the Issuer voting together as a class (including the Common Stock and Series A-1 Preferred Stock and Series B Preferred Stock, each calculated on an as-converted basis).  In addition, the stockholders party to the investor rights agreement agreed to vote all of their shares at any meeting of stockholders called for the election or removal of directors (or any written consent in lieu thereof) for the election of the two directors nominated by Phoenix and the one director nominated by the holders of a majority of the outstanding shares of Series B Preferred Stock. Phoenix, Michael Engmann and the other stockholders party to the investor rights agreement beneficially own an aggregate of 202,939,554 shares of Common Stock representing approximately 58.5% of the outstanding common stock.

Except as set forth in this Statement, Phoenix does not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:

(a)  Phoenix, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 150,916,166 shares of Common Stock representing approximately 44.1% of the outstanding shares of Common Stock.

SGPV, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 150,916,166 shares of Common Stock representing approximately 44.1% of the outstanding shares of Common Stock.  SGPV is the managing member of Phoenix.  SGPV disclaims any beneficial ownership of the 150,916,166 shares of Common Stock held by Phoenix, except to the extent of its pecuniary interest, if any, in such shares.

Mr. Sassower, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 157,733,009 shares of Common Stock representing approximately 45.6% of the outstanding shares of Common Stock.  Mr. Sassower is the co-manager of SGPV, the managing member of Phoenix and a member of SG Phoenix.  Mr. Sassower disclaims any beneficial ownership of the 150,916,166 shares of Common Stock held by Phoenix and the 6,816,843 shares of Common Stock held by SG Phoenix, except to the extent of his pecuniary interest, if any, in such shares.

Mr. Goren, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 158,086,976 shares of Common Stock representing approximately 45.6% of the outstanding shares of Common Stock.  Mr. Goren is the co-manager of SGPV, the managing member of Phoenix, a member of SG Phoenix and the managing member of Andax LLC.  Mr. Goren disclaims any beneficial ownership of the 150,916,166 shares of Common Stock held by Phoenix, the 6,816,843 shares of Common Stock held by SG Phoenix and the 334,967 shares of Common Stock held by Andax LLC, except to the extent of his pecuniary interest, if any, in such shares.

(b)  Phoenix has the sole power to vote and the sole power to dispose of 150,916,166 shares of Common Stock.

SGPV has the sole power to vote and the sole power to dispose of 0 shares of Common Stock and has the shared power to vote and the shared power to dispose of 150,916,166 shares of Common Stock.

Mr. Sassower has the sole power to vote and the sole power to dispose of 0 shares of Common Stock and has the shared power to vote and the shared power to dispose of 157,733,009 shares of Common Stock.

Mr. Goren has the sole power to vote and the sole power to dispose of 353,967 shares of Common Stock and has the shared power to vote and the shared power to dispose of 157,733,009 shares of Common Stock.

(c)  See the information with respect to the acquisition by Phoenix, as set forth in Item 3, which is hereby incorporated by reference.

On May 4, 2010, the Issuer entered into a second amendment of the credit agreement dated June 5, 2008 (“Amendment No. 2 to the Credit Agreement”) by and among the Issuer and Phoenix, Michael Engmann and Ronald Goodman, which credit agreement had previously been amended by the parties thereto on May 28, 2009 in connection with a previous financing transaction.  Under Amendment No. 2 to the Credit Agreement, until August 31, 2010, the Issuer had the ability to receive up to an aggregate of $1.0 million in additional funding through the issuance of additional secured promissory notes to Phoenix and/or its designees.  In connection with the issuance of any additional secured promissory notes to Phoenix and/or its designees, the Issuer was obligated to issue three-year warrants to purchase shares of the Issuer’s Common Stock at an exercise price of $0.06 per share. If Phoenix and/or its designees loaned an aggregate of $1.0 million to the Issuer under Amendment No. 2 to the Credit Agreement, the Issuer would have been obligated to issue warrants to purchase 16,666,667 shares of Common Stock to Phoenix and/or its designees, as applicable. In connection with loans made by Phoenix to the Issuer under Amendment No. 2 to the Credit Agreement, on May 4, 2010, May 19, 2010, June 3, 2010 and June 30, 2010, Phoenix received warrants to purchase 1,041,667, 1,041,667, 1,041,667 and 3,570,434 shares of Common Stock, respectively.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Phoenix is party to the following agreements with respect to securities of the Issuer:

1.     Series B Preferred Stock Purchase Agreement, dated June 21, 2010, by and between the Issuer, Phoenix and other entities and individuals listed on Schedule I thereto.

2.     Exchange Agreement, dated June 21, 2010, by and between the Issuer, Phoenix, Michael Engmann, Ronald Goodman and the other holders of the Issuer’s outstanding senior secured indebtedness.

3.     Registration Rights Agreement, dated August 5, 2010, by and among the Issuer and the persons executing the agreement as investors.

4. Investor Rights Agreement, dated August 5, 2010, by and between the Issuer and Phoenix, SG Phoenix, Michael Engmann, Ronald Goodman, Kendu Partners Company and MDNH Partners L.P.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

Exhibit G — Series B Preferred Stock Purchase Agreement, dated June 21, 2010, by and between the Issuer, Phoenix and other entities and individuals listed on Schedule I thereto.

Exhibit H — Exchange Agreement, dated June 21, 2010, by and between the Issuer, Phoenix, Michael Engmann, Ronald Goodman and the other holders of the Issuer’s outstanding senior secured indebtedness.

Exhibit I — Registration Rights Agreement, dated August 5, 2010, by and among the Issuer and the persons executing the agreement as investors.

Exhibit J — Investor Rights Agreement, dated August 5, 2010, by and between the Issuer and Phoenix, SG Phoenix, Michael Engmann, Ronald Goodman, Kendu Partners Company and MDNH Partners L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 17, 2010
PHOENIX VENTURE FUND LLC

By: SG Phoenix Ventures LLC, its Managing Member

	By:	/s/ Andrea Goren
	Name:	Andrea Goren
	Title:	Managing Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 17, 2010
SG PHOENIX VENTURES LLC

	By:	/s/ Andrea Goren
	Name:	Andrea Goren
	Title:	Managing Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:     August 17, 2010

/s/ Philip S. Sassower
Philip S. Sassower

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:     August 17, 2010

/s/ Andrea Goren
Andrea Goren